
When life gets hard...
Getting support from Help Texts is easy.

INVEST IN **HELP TEXTS**

Expert, evidence-based, grief and mental health support. Via text.

LEAD INVESTOR



Alison Cutts

I've spent decades in life sciences working to create new therapies in areas of unmet medical need. My investment in Help Texts is a natural extension of my passion for impactful healthcare innovations. I'm excited by their data driven approach to delivering scalable support that protects the physical and mental health of grievers, caregivers, and healthcare providers.

Invested $50,000 this round

helptexts.com Seattle WA

Highlights

1. 1st in the world to publish data on text-based bereavement care. Data shows 95% acceptability rate.
2. High retention rate. 86% of subscribers choose to continue receiving texts for 12+ months.
3. Growing demand. 4x'd the number of text messages sent from 2022 to 2023.
4. Head of Product led Facebook's Memorialization team.
5. Expanding into new sales verticals; government agencies, home health providers, employers, and more.
6. Public Benefit Corp on a mission to make grief and mental health support equitable & affordable.
7. Featured in New York Times, NBC News, Washington Post, TODAY and the MIT Sloan Management Review.
8. $825k raised to date.

Our Team



Emma Payne CEO

MIT graduate. Seasoned founder who launched first web company before Netscape was born. Founded and led national organization advocating for women in technology. Published author (Harper Collins).



Vanessa Callison-Burch Head of Product

Led Facebook's memorialization team, managing how to care for the accounts of people who had died. Longtime hospice volunteer. Trained as a Buddhist chaplain. Stanford graduate.



Melissa Lunardini Head of Clinical

17 years of experience in bereavement and mental health. Developed and built bereavement programs nationally and internationally. Founder, Radical Grief.



Adrian Jones CTO

25+ years experience in data and computer science. BSc and PhD from the University of Queensland. Chesapeake Research Fellow, University of Maryland.

Help Texts


help TEXTS
Expert, Ongoing Mental Health & Grief Support
Delivered via Text
Hi, Nikia. Right now, you may be finding even regular, day-to-day tasks challenging. That's okay. Today, we invite you to take a deep breath in and thank yourself for being willing to try getting support through texts. Together, we'll help you find ways to cope with your grief. You are not alone.

The need for expert mental health support is overwhelming. Our mental health and health care infrastructure can't meet the demand for quality, expert care.



Intro
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At Help Texts, we're on a mission to make mental health and grief support accessible and affordable for all.
help TEXTS

Our systems were struggling even before the pandemic. Now we have escalating mortality rates, a healthcare staffing crisis, and a healthcare infrastructure taxed and weakened at a time when demand for mental health support is the highest we've ever seen it.



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Mortality rates and mental health challenges are escalating. Healthcare workers and caregivers are exhausted.
With 6 month wait lists & overwhelmed therapists, people are struggling to get the support they need.
help TEXTS

The data is clear. But we don't need data to tell us that people are struggling. We all have friends and family in need of support.


MARKET NEED
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There are 26 million newly bereaved Americans every year.
67% of unpaid caregivers report at least one adverse mental or behavioral health symptom while caring for someone.
89% of healthcare workers have experienced burnout within the past year.
help TEXTS

Help Texts are a scalable, affordable way to meet the demand for quality, expert, grief, mental health and

caregiver support.


3 PRODUCTS ON THE MARKET
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Help Texts for Grief
Texts are rooted in scientific research on bereavement and personalized based on cause of death, age, relationship, time since death and more.
Help Texts for Caregivers
Texts address anticipatory grief and caregiver stress, and include strategies for improving patient care and navigating end of life. They are personalized based on diagnosis, relationship and more.
Help Texts for Healthcare Workers
Texts help healthcare workers improve wellbeing, cultivate resilience and combat burnout, with messages personalized based on role, healthcare setting, seniority and more.
help TEXTS

Every subscription includes a full year of personalized support, as well as tips and date reminders for people who want to help, but may not be sure how.


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Help Texts delivers ongoing, expert grief and mental health support via text message.
Each subscription includes 2 or more texts a week for 12 months. Texts are personalized based on age, relationship, cause of death, healthcare worker role, diagnosis, and more.
Subscriptions also include tips and date reminders for up to 2 supporters who want to help.
Help Texts
Hi, Michael. Many people find grief disorienting. If you sometimes feel as though the entire world has shifted since Jazmin died, try focusing on the basics of life. Simple things like drinking a cold glass of water, taking deep breaths, or taking your shoes off in order to better feel the ground beneath your feet may help you to reorient yourself in the moment. Notice the things that work for you so you can use them the next time you feel overwhelmed.
iMessage
help TEXTS

Text support breaks through every barrier to equitable, accessible mental healthcare. From geography to technology, language, time, cost and cultural sensitivity, text messagingcuts through hurdles and gets impactful support straight into people's hands. All year long.


TEXT IS EQUITY
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Accessible
Reaches underresourced and vulnerable populations. Available in 20+ languages
Affordable
A full year of support for ≤$99
Convenient
There's nothing to download and support comes straight to your phone
helpTEXTS

Our platform is scalable and expandable. We have 2 new products launching this year, and many more on the horizon for 2024.


HIGHLY SCALABLE SAAS PLATFORM
SUPPORTS NEW PRODUCT LINES
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helpTEXTS
Q3 2023
Pregnancy Loss
helpTEXTS
Q3 2023
Pet Loss
helpTEXTS
Anxiety
helpTEXTS
Depression
helpTEXTS
Job Loss
helpTEXTS
Etc.
helpTEXTS

90% of our revenue comes from B2B sales.


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Help Texts sells directly to consumers as well as to organizations including hospices, tissue banks, employee assistance plans, charities, healthcare providers and more.
★★★★★
"Our bereavement team now has the ability to offer personalized, text-based support to the thousands of hospice families we care for each year. This service adds a valuable new communications channel to the care we currently provide." - Bill Finn, President and CEO, Hospice of the Western Reserve
helpTEXTS

Subscribers get a full year of expert support for less than the cost of a single therapy session.


CONSUMER SALES (D2C and B2B2C)
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Consumers purchase Help Texts for themselves or as a gift for $99 directly from Help Texts or for $89 through a link from an affiliate.
help TEXTS

Organizations benefit from volume discounts when they purchase packages of subscriptions.


ORGANIZATIONAL SALES (B2B)
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Package size	Annual price per subscription (USD)
50-99	$89
100-499	$79
500-999	$69
1000+	$59

Customers include:
HOSPICE OF THE WESTERN RESERVE
Advocate Aurora Health
EXPERIENCE CAMPS
Tennessee Donor Services
New Mexico Donor Services
Sierra Donor Services
Sue Ryder
palliative, neurological and bereavement support
help TEXTS

Help Texts has customers in 9 different markets, including healthcare and government. And we're just getting started. We have a strong sales pipeline in existing and new verticals.

existing and new verticals.


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MARKETS	EXISTING SALES	IN OUR PIPELINE
U.S. HOSPICES	☑	
GRIEF ORGANIZATIONS	☑	
EMPLOYERS	☑	
NATIONAL CHARITIES	☑	
TISSUE BANKS/ORGAN PROCUREMENT ORGS.	☑	
CHURCHES	☑	
EMPLOYEE ASSISTANCE PROGRAMS (EAPS)	☑	
CELEBRANTS/FUNERAL/CREMATION PROVIDERS	☑	
GOVERNMENT AGENCIES	☑	
EMERGENCY RESPONDERS		☒
PAYERS		☒
HEALTHCARE/HOME HEALTH PROVIDERS		☒
CHILDREN'S HOSPITALS		☒
NURSING HOMES		☒
UNIVERSITIES/SCHOOL DISTRICTS		☒
DISASTER RESPONSE PROVIDERS		☒
NON-US HOSPICES		☒

We're growing quickly, as more and more organizations purchase subscriptions for their patients, clients, bereaved family members, employees and more.


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Help Texts Message Delivery
Total Messages Sent
500000
400000
300000
200000
100000
0
2020-01-01
2021-01-01
2022-01-01
2023-01-01


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helpTEXTS

Help Texts are available worldwide.


SUBSCRIBERS AROUND THE WORLD
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Help Texts subscribers are in 47 states and 26 countries
helpTEXTS

Earlier this year we were the first in the world to publish data on grief-informed texting.


PRESS & RESEARCH
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The Washington Post
NBC NEWS
Hospice News
ebn
TODAY
The New York Times
Psychology Today
MITSloan Management Review
SPECTRUM NEWS
OMEGA JOURNAL OF DEATH AND DYING - Grief Coach, a text-based grief support intervention: Acceptability among hospice family members - 3 March 2023
AMERICAN JOURNAL OF HEALTH PROMOTION - Grief in the workplace: Challenges and solutions - 16 February 2023


Raise
help TEXTS

We have a small but mighty team, all deeply passionate about supporting people when life gets hard.


OUR TEAM
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Emma Payne
Founder + CEO
25 years in mobile and tech leadership roles
Vanessa Callison-Burch
Head of Product
Facebook product manager for memorialization
Melissa Lunardini
Head of Clinical
Extensive experience building bereavement programs
Adrian Jones
CTO
25+ years of experience in software development
Branden Brown
Subscriber Support Lead
Experienced mental health provider
Sarah Khatau
Sales Operations Lead
Help Texts subscriber with experience in psychology and sales
Deb Levesque
Head of Research
NIH-funded research scientist
Stephen Dickinson
Engineer
Experienced software developer
Rah Adams
Operations Lead
Operations professional and end of life doula
Laura Ember
Client Account Manager
Behavioral Health & Clinical Mental Health Counseling
help TEXTS

We work with world-leading experts in grief, caregiving, burnout and end-of-life.


60+ EXPERT CONTRIBUTORS
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Megan Devine Psychotherapist, Author of It's OK That You're Not OK
Hope Edelman Author of Motherless Daughters and The Aftergrief
Dr. Mekel Harris
Psychologist
Hui-wen Sato
Pediatric ICU Nurse
Andy McNiel
CEO of The Satori Group
Barbara Karnes, RN
End of Life Educator and Author
Naila Francis Grief Coach and Interfaith Minister
Galen Goben Grief Support Director, Forest Lawn Memorial Parks and Mortuaries
Michelle Post
Psychotherapist
Dr. Kelsey Crowe
Author of There Is No Good Card for This
Mary-Frances O'Connor
Neuroscientist and Grief Expert
Laurel Hilliker
Founder, Bearing Loss: Grief Education


Traction
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Vivian Nunez
Founder of Too Damn Young
Tara Brach
Meditation Teacher
CENTER
The Dougy Center
World renowned grief organization
Red Nose Australia Non-Profit Supporting Families After The Death of a Child
imagine
Reimagine End of Life
Meaning Making Organization
Karen Furr
Founder, The Resilient Nurse Project
Gabby Jimenez
Founder, The Hospice Heart
Rebecca Davis-Suskind
Palliative Care Provider & Consultant
Amy Johnson
Director of Education at Urban Wellness
Sundari Malcolm
Director of BIPOC Wellbeing, The Dinner Party
Michael Levitt
Chief Burnout Officer
Hummingly
Workplace Stress and Uncertainty
help TEXTS

Help Texts really work! Survey data consistently shows 95% acceptability and 86% full year retention rates. Our acceptability rates are even higher with men and people aged 65+, two populations that are traditionally hard to reach.


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95%
of survey respondents say they find Help Texts messages helpful and feel more supported
86%
of subscribers choose to continue receiving texts for 12+ months
help TEXTS

Our sky high acceptability and retention rates are getting the attention of the world's leading bereavement researchers who recognize the potential for grief-informed texting to be the world's first

public health intervention for bereavement, effectively supporting both low and moderate risk grievers.



TEXT IS AN EFFECTIVE TIER 1 & TIER 2 PUBLIC HEALTH INTERVENTION
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6.4% (10%)
35.2% (30%)
58.4% (60%)
High Risk – at risk of complex grief issues. May need referral to mental health professionals
Moderate Risk– in need of some additional support e.g. peer support/ volunteer led group
Low Risk – majority of individuals deal with grief with support of family & friends
helpTEXTS

And grief is just the beginning. With our global data set we can advance the study of grief and also the study of emotions and resilience more broadly, using AI.



ADVANCING THE STUDY OF GRIEF AND RESILIENCE
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"Grief is the process our brain goes through when our lives are forever transfigured by loss. As such it is a window into change, an opportunity to learn how our brain functions when adjusting to a world we hoped never to see. This process is essential in the understanding of mental health


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and resilience in times of stress and increasing complexity. Help Texts' data from grieving people around the world provides a unique opportunity to develop AI to advance the science of grief, and the study of emotions and resilience more broadly. Techniques to better support people experiencing grief and trauma will be the end result."
-- Galen Buckwalter
CEO, PsyML

Subscribers share their gratitude and tell us - all day, every day - how much our support means to them.


SUBSCRIBER FEEDBACK
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"It has been helpful for me as no one in my family really wants to talk about my brother and it has stopped me feeling isolated and alone. Sometimes just a text message from you is all it takes to stop me feeling totally alone in my grief."
"You've held me up. I lost both my parents within a year. I was losing it until your texts. I can't thank you enough."
"It's been absolutely amazing. Just having a little supportive voice in my phone has made the world of difference."
help TEXTS

We're excited to offer our community of clients, subscribers, followers and supporters the opportunity to own a part of Help Texts.


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PREVIOUS RAISES


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CURRENT RAISE
We are excited to make ownership of Help Texts accessible to our supporters, subscribers, clients and partners through a community raise.
• Platform: Wefunder
• Type of shares: Common stock
• Total raise: Up to $1M
• Minimum investment: $250
help TEXTS

Thank you for considering an investment in Help Texts. We appreciate you!


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"It is unbelievably rewarding to know that our hard earned money is supporting this personal and very important work. We cannot believe the talent and drive this team brings to the global grief conversation. Supporting Help Texts has been, and continues to be, the easiest decision we've made as investors."
Jennie Kung
Vice Chair, Mayo Clinic Innovation Exchange
Howard Kung
Senior Director, Mayo Clinic Revenue Cycle
Join Us!
help TEXTS